UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1 (b), (c) and (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No.     )1

SANDS REGENT

(Name of Issuer)

Common stock, par value $0.10

(Title of Class of Securities)

800091100 (CUSIP Number)

March 25, 2004

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE

CUSIP NO. 800091100	Page 2 of 6 Pages

1.	Name of Reporting Person I.R.S. Identification No. of above person (entities only) DAVID R. BELDING

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 571,500 6. Shared Voting Power -0- 7. Sole Dispositive Power 571,500 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 571,500

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 9.9[2]%

12.	Type of Reporting Person* IN

[2]	See Item 4

SCHEDULE

Item 1	(a)	Name of Issuer:

Sands Regent

	(b)	Address of Issuer’s Principal Executive Offices:

345 North Arlington Avenue, Reno, Nevada 89501

Item 2	(a)	Name of Persons Filing:

David R. Belding

	(b)	Address of Principal Business Office or, if None, Residence:

Gold Strike Hotel, c/o Bruce Hampton, P.O. Box 19278, Jean, Nevada 89019

	(c)	Citizenship:

United States

	(d)	Title of Class of Securities:

Common stock, $0.10 par value (“Common Stock”)

	(e)	CUSIP Number:

800091100

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or Dealer registered under Section 15 of the Act.

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act.

	(c)	☐ Insurance Company as defined in Section 3(a)(19) of the Act.

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940.

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

Page 3 of 6 Pages

(i) [    ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j) [    ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not Applicable. This Schedule is filed pursuant to 13d-1(c).

Item 4	Ownership:

(a)-(b)

Mr. Belding beneficially owns 571,500 shares, which represents 9.9% of the Issuer’s outstanding shares of Common Stock as of March 25, 2004. Pursuant to a Stock Purchase Agreement (the, “Purchase Agreement”) between Mr. Belding and the Issuer, Mr. Belding acquired 500,000 shares of Common Stock. In connection with the Stock Purchase Agreement, the Issuer also issued Mr. Belding a convertible promissory note (the “Note”), which is convertible into 246,013 shares of Common Stock, and a warrant (the “Warrant”) to purchase 100,000 shares of Common Stock.

Although Mr. Belding, from time to time, will have the right to acquire up to 846,013 shares of Common Stock, certain provisions in the Note and the Warrant prevent Mr. Belding from converting the Note or exercising the Warrant if, after giving effect to the conversion or exercise, as the case may be, Mr. Belding would own greater that 9.9% of the outstanding shares of common stock.

(c)

	(i)	Sole power to vote or to direct the vote 571,500 shares of the Common Stock.

	(ii)	Shared power to vote or direct the vote 0 shares of the Common Stock.

	(iii)	Sole power to dispose of or direct the disposition of 571,500 shares of the Common Stock.

	(iv)	Shared power to dispose of or direct the disposition of 0 shares of the Common Stock.

Item 5	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Page 4 of 6 pages

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issues of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 6 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2004

/s/ David R. Belding

David R. Belding

Page 6 of 6 pages